

NYSE
AN ICE EXCHANGE

December 29, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following series of HARBOR ETF TRUST, under the Exchange Act of 1934:

- Harbor All-Weather Inflation Focus ETF
- Harbor Dividend Growth Leaders ETF
- Harbor Long-Term Growers ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com